

August 1, 2022

Timothy Rogers
Chief Financial Officer
ALTEROLA BIOTECH INC.
47 Hamilton Square
Birkenhead Merseyside CH415AR
United Kingdom

   Re: ALTEROLA BIOTECH INC.
    Form 10-K for the Year Ended March 31, 2022
    File No. 333-156091

Dear Mr. Rogers:

   We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended March 31, 2022

Results of Operations for the Years Ended March 31, 2022 and 2021, page 33

1. Certain amounts in your results of operations discussion are not the same as the amounts reported on your statements of operations. For example, your statement of operations reflects $2.4 million of research and development expenses, whereas your discussion refers to $.3 million. Please revise as necessary. It also appears there was a significant increase in your research and development expenses in fiscal 2022. Please provide more details about your research and development expenses for each period presented, including but not limited to quantification by product/program, as well as by the nature of the expenses. To the extent that you do not track expenses by product candidate, please disclose as such. In addition, disclose the specific reasons for significant changes in research and development expenses as well as other expenses each period. Refer to Item 303 of Regulation S-K.

<u>Report of Independent Registered Public Accounting Firm, page F-1</u>

2.   We note that the auditors' report is dated June 10, 2021, which is before the end of the period being audited. Please amend your filing to include an appropriately dated audit report.

<u>Note 2 - Summary of Significant Accounting Policies, page F-6</u>

3.   Please disclose your accounting policies for research and development expenses and intellectual property intangible assets. With reference to the nature of the intellectual property acquired as disclosed on page 3, please address how you determined there is an alternative future use for these assets, such that it was appropriate to capitalize the cost of these assets. Refer to ASC 730-10-25-2(c).

<u>Note 6 - Capital Stock, page F-9</u>

4.   We note that on October 29, 2021, you issued 7,500,000 shares of stock in exchange for services provided by EMC2 Capital. The shares were issued at fair value on the date of exchange. Based on the expense recognized, the fair value per share corresponded to the October 29, 2021, $.32 trading price of your stock. We further note that pursuant to the asset purchase agreement dated November 9, 2021, you acquired certain intellectual property rights of C2 Wellness Corp. In exchange for the assets, you issued 24,000,000 shares of common stock valued at $0.50 per share. Please explain, with reference to the appropriate authoritative literature, why the shares issued in connection with the asset purchase agreement were not valued at the November 9, 2021 trading price of $.34 per share.

5.   We note that you allocated the fair value of the 24,000,000 shares in connection with the asset purchase agreement to the intangible assets acquired. We also note, as indicated in the audit report, that the prior owners of C2 Wellness Corporation "stayed on and are working as consultants for the company." In addition, Section 2.2 of the Asset Purchase Agreement presented in Exhibit 2.3 indicates that 3,000,000 shares issued to Dr. Prasad will be cancelled if the parties do not find ground for a collaborative agreement. Please explain why you did not recognize a portion of the 24,000,000 shares issued to the prior owners of C2 Wellness Corporation as compensatory, separate and apart from the asset acquired. Please provide the authoritative literature that supports your accounting.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Nudrat Salik at (202) 551-3692 or Jeanne Baker at (202) 551-3691 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences